09056900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
MAR 20 2009
Washington, DC
110

SEC FILE NUMBER
8- 53043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDX Derivatives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Park Avenue South
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Cawley (212) 779-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Jamie~~ James Cawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDX Derivatives, LLC of December 31, 2008, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA PAIGE
Notary Public, State of New York
Qualified in Manhattan County
Reg. No. 01PA6178431
My Commission Expires 12-03-2011

3/19/09

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDX DERIVATIVES, LLC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2008

NET CAPITAL COMPUTATION

Member's Equity	$	79,001
Non-Current Assets:		
Receivable From Brokers or Dealers		13,895
Receivable From Parent		58,082
Fixed Assets		2,933
		74,910
Less: Liability Related to Receivable From Brokers or Dealers		(8,032)
		66,878
Total Capital Before Charges		12,123
Charges To Net Capital		-
Net Capital	$	12,123
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $ 5,000		5,000
Capital In Excess of All Requirements	$	7,123

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness	6,568	= 54.2%
Divided By Net Capital	12,123	

(*) Aggregate Indebtedness:		
Accounts Payable and Accrued Expenses	$	4,100
Payable to Parent		2,468
	$	6,568

Difference between above Net Capital Computation and unaudited computation due to:		
Per Unaudited	$	14,591
Less: Payable to Parent		(2,468)
Per Above Computation	$	12,123

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS